EXHIBIT 99.1

Calculation of Ratio of Earnings to Fixed Charges
	For the nine months ended 30 September 2011 (in NOK million, except ratio)
Fixed Charges
	Interest expense	(1,577)
+	Interest within rental expense	3,906
+	Capitalized interest	(530)
Total fixed charges (A)		1,799

Earnings
	Income before tax and minority interest	153,687
-	Equity in net inc non-consol investees	(1,167)
+	Distributed income of equity investees	15
=	Income before taxes, minority interests and equity investees	152,534
+	Fixed charges (A)	1,799
+	Ordinary depr capital interest	974
-	Capitalized interest	(530)
Total earnings		154,777

Ratio		86.0